ALSTON&BIRD LLP

Bank of America Plaza

101 South Tryon Street, Suite 4000

Charlotte, NC 28280-4000

704-444-1000

Fax: 704-444-1111

www.alston.com

Beth R. MacDonald	Direct Dial: 704-444-1179	E-mail: bmacdonald@alston.com

October 27, 2004

Ms. Barbara C. Jacobs

Assistant Director

Division of Corporation Finance

Mail Stop 4-6

United States Securities and Exchange Commission

Washington, DC 20549

Re:	ScanSource, Inc.
Proxy Statement for the Annual Meeting to be held on December 2, 2004
File No. 000-26926

Dear Ms. Jacobs:

In response to your comments by letter dated October 22, 2004 (the “October 22 Letter”) in connection with your review of the preliminary proxy statement filed by ScanSource, Inc. (the “Company”) on October 12, 2004, we have filed herewith a definitive proxy statement and provide the following supplemental responses keyed to the numbered paragraphs in the October 22 Letter, confirming our October 25-26, 2004 telephone conversations with Jeffrey B. Werbitt of your office. We anticipate that the definitive proxy statement and related materials will be distributed to shareholders on or about October 28, 2004.

Schedule 14A

Proposal Two

1.	We note that you disclose that the board of directors has made no determination regarding any particular transaction for the issuance of additional shares if proposal 2 is approved by your shareholders. However, it is unclear whether you have any plans, proposals or arrangements to use any of the newly authorized shares of common stock. If you do, please disclose by including materially complete descriptions of

One Atlantic Center 1201 West Peachtree Street Atlanta, GA 30309-3424 404-881-7000 Fax: 404-881-7777	90 Park Avenue New York, NY 10016 212-210-9400 Fax: 212-210-9444	3201 Beechleaf Court, Suite 600 Raleigh, NC 27604-1062 919-862-2200 Fax: 919-862-2260	601 Pennsylvania Avenue, N.W. North Building, 10th Floor Washington, DC 20004-2601 202-756-3300 Fax: 202-756-3333

Ms. Barbara C. Jacobs

October 27, 2004

the proposed transactions. If not, please state that you have no such plans, proposals, or arrangements written or otherwise at this time.

See the revised disclosure on page 3 of the definitive proxy statement in response to this Comment.

2.	What other provisions of your articles, bylaws, employment agreements or credit agreements have material anti-takeover consequences? Are there any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences? If applicable, inform holders that management might use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent shareholders.

See the revised disclosure on page 4 of the definitive proxy statement in response to this Comment. In addition to this revised disclosure, we believe the disclosures in the seventh, eighth and ninth paragraphs of “Proposal Two” are responsive to this Comment.

Please contact me if you have any questions.

Sincerely,

/s/ Beth R. MacDonald
Beth R. MacDonald

BRM:mlr

CLT01/4676851v1

[ScanSource, Inc. Letterhead]

October 27, 2004

Ms. Barbara C. Jacobs

Assistant Director

Division of Corporation Finance

Mail Stop 4-6

United States Securities and Exchange Commission

Washington, DC 20549

Re:	ScanSource, Inc.
Proxy Statement for the Annual Meeting to be held on December 2, 2004
File No. 000-26926

Dear Ms. Jacobs:

With respect to the above-referenced Proxy Statement of ScanSource, Inc. (the “Company”) filed herewith, this is to acknowledge on behalf of the Company that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Jeffery A. Bryson
Jeffery A. Bryson
Vice President of Administration and Investor Relations